Exhibit 3.1
Certificate of Amendment
to
Certificate of Designation, Preferences and Rights of
Series F Convertible Preferred Stock
of
Echo Therapeutics, Inc.

Echo Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST:         The Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of the Company (as amended, the “Series F Designation”) was filed with the Secretary of State of the State of Delaware on December 22, 2014.

SECOND:    The Series F Designation is hereby amended as follows:

(1)            The first sentence of Paragraph (a) of Section 5 is hereby amended and restated in its entirety as follows:

“(a)           Right to Convert.  At any time on or after the issuance of the Series F Preferred Stock (the “Issuance Date”), the holder of any such shares of Series F Preferred Stock may, at such holder’s option, subject to the limitations set forth in Section 7 herein, elect to convert (a “Conversion”) all or any portion of the shares of Series F Preferred Stock held by such person into a number (the “Conversion Ratio”) of fully paid and non-assessable shares of Common Stock. As of May 3, 2016, the Conversion Ratio is 1:1”

(2)           A new Sub-Paragraph (v) of Paragraph (c) of Section 5 is hereby added to be and read as follows:

“(v)         Subject to the receipt of Stockholder Approval (as such term is defined in the Securities Purchase Agreement, dated January 29, 2016, between the Company and the investors named therein (the “Purchase Agreement”), in the event that the closing price per share of the Common Stock is less than $1.50 (the “Applicable Rate”) (subject to equitable adjustment), as reported by Bloomberg LP for the principal trading market or exchange on which the Common Stock is listed or quoted for trading (the “Trading Market”), for ten or more days during the ninety (90) days immediately following the first effective date of a registration statement filed pursuant to the Registration Rights Agreement, dated January 29, 2016, between the Company and the purchasers set forth therein (the “Reset Period”), then the Conversion Ratio shall be adjusted so that each share of Series F Preferred Stock shall forthwith be convertible into a number of shares of Common Stock equal to the Applicable Rate divided by 80% of the average of such ten lowest closing prices of the Common Stock less than $1.50, but in no event less than $.80 (in each case subject to equitable adjustment). Any such adjustment to the Conversion Ratio shall occur immediately upon termination of the Reset Period. No adjustment pursuant to this Section 5(c)(v) shall be made if such adjustment would result in fewer shares of Common Stock being issued upon conversion of the Series F Preferred Stock. For the avoidance of doubt, the Conversion Ratio shall remain subject to further adjustment as set forth herein, whether or not an adjustment occurs pursuant to this Section 5(c)(v).”

(3)           A new Sub-Paragraph (vi) of Paragraph (c) of Section 5 is hereby added to be and read as follows:

“(vi)           Adjustment Upon Issuance of Shares of Common Stock. Subject to receipt of Stockholder Approval (as such term is defined in the Purchase Agreement), if at any time the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company or the issuance or sale of any security convertible into or exchangeable for Common Stock, but excluding any Exempt Issuance (as such term is defined in the Purchase Agreement on the date hereof)) for a consideration per share (the “Issuance Price”) less than the Applicable Rate (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Ratio then in effect shall be adjusted so that each share of Series F Preferred Stock shall forthwith be convertible into a number of shares of Common Stock equal to the Applicable Rate divided by the Issuance Price.  No adjustment pursuant to this Section 5(c)(vi) shall be made if such adjustment would result in less shares of Common Stock being issued upon conversion of the Series F Preferred Stock. For purposes of calculating the Issuance Price hereunder, the terms of Section 5(e) of the Promissory Notes issued on or about January 29, 2016 pursuant to the Purchase Agreement (as such are effect on the date hereof and whether or not such Promissory Notes are then outstanding), shall control.”

THIRD:                      This Certificate of Amendment to Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of the Company has been duly adopted by the Board of Directors of the Company in accordance with the provisions of Section 242(b) of the General Corporation Law of the State of Delaware, and has been duly adopted by the stockholders of the Corporation and written consent of the Series F Preferred Stockholders has been given by such stockholders in accordance with the provisions of Section 242(b) and Section 228, respectively, of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer this 3rd day of May, 2016.

ECHO THERAPEUTICS, INC. By: /s/ Scott W. Hollander Scott W. Hollander President and Chief Executive Officer